Exhibit 99.1

GRUPO TMM COMPANY CONTACTS: Brad Skinner, Senior Vice President Investor Relations 011-525-55-629-8725 or 203-327-2420 (brad.skinner@tmm.com.mx)	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) (kwalczak@dresnerco.com) 312-726-3600

Marco Provencio Press Relations, Proa/StructurA 011-525-55-629-8758 and 011-525-55-442-4948 (mp@proa.structura.com.mx)

GRUPO TMM ANNOUNCES REPURCHASE
OF STAKE IN MEXRAIL COMPLETED BY TFM

Exercise of Repurchase Right Returned 100 Percent Mexrail's Interest to TFM

(Mexico City, October 1, 2003) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; "TMM"); announced that yesterday, its subsidiary, TFM, S.A. de C.V. (TFM), completed the repurchase of shares representing an aggregate 51 percent interest in Mexrail, Inc. ("Mexrail") that were sold to Kansas City Southern ("KCS") in May 2003

On September 23, 2003, the U.S. Surface Transportation Board ("STB") issued a decision finding no need to rule on the transfer back to TFM of the 51 percent interest in Mexrail. Under the terms of the Stock Purchase Agreement entered into on April 15 2003, TFM had the unilateral right to repurchase the shares of Mexrail. The purchase price for the shares was $32,680,000 (the amount received by TFM in May 2003 upon closing of the sale of such shares to KCS) and was funded out of TFM's existing cash balances.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.